MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 13, 2012

VIA EDGAR AND E-MAIL

Ms. Deborah D. Skeens

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

skeensd@sec.gov

Re:              Protective Life Insurance Company

Protective Variable Annuity Separate Account, File No. 811-8108

Protective Dimensions Variable Annuity, File No. 333-176657

Post-Effective Amendment No. 1 to the Registration Statement on Form N-4

Dear Ms. Skeens:

Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 on February 24, 2012 (the “Amendment”).  On behalf of the Company and the Separate Account, this letter responds to comments on the Amendment conveyed telephonically by you to Elisabeth Bentzinger on April 3, 2012.

The paragraphs below provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages for the filing marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.                                       Comment:  Please consider including definitions for “Fixed Account” and “DCA Account” in the Definitions section of the prospectus, as these terms are used frequently in the prospectus before they are defined.  In addition, please clarify whether DCA Accounts are separate from the Fixed Account, as the prospectus sometimes refers to them as if they are one account. (For example, at page 55, referencing “dollar cost averaging (“DCA”) Fixed Account(s)” and at page 57, discussing allocation of Contract Value “to the Fixed Account (except for the DCA Account).”)

Response:  The Company has included definitions for “Fixed Account” and “DCA Accounts” in the Definitions section of the prospectus.

DCA Accounts are separate from the Fixed Account.  In the example noted by the Staff on page 55 of the prospectus, the reference to “dollar cost averaging (“DCA”) Fixed Account(s)” will be revised to read “DCA Account(s).”  In addition, the sentence on page 57 regarding allocations of Purchase Payments and Contract Value “to the Fixed Account (except for the DCA Account)” has been deleted because that topic is more appropriately discussed in the second paragraph of the section on “Allocation Guidelines and Restrictions” on page 55.

2.                                      Comment:  Written Notice: Please clarify this important requirement by providing the address of the “administrative office’ to which Written Notice must be sent.  Alternatively, please provide a cross-reference to this address in the prospectus (in “Administration,” at p. 15).

Response:  The Company has included a definition for its administrative office to make clear that this office has two addresses.  Written Notice sent via U.S. Postal Service should be delivered to the post office box address, while Written Notice provided by overnight delivery service should be addressed to the street address.

3.                                      Comment:  With regard to the SecurePay rider fees on pages 5, 54, and 72, please explain supplementally whether the increase in the current rider fee is only for new riders purchased on or after May 1, 2012, or whether it also applies to “roll-ups” under riders that were purchased before May 1, 2012.  If the latter, please clarify this point throughout the prospectus disclosure, particularly on pages 5, 54, and 72.  In addition, if the latter, please confirm supplementally that the required 30-day notice has been provided to contract owners.

Response:  The increase in the SecurePay rider fees will only apply to SecurePay riders issued on or after May 1, 2012.  This increase is separate from the Company’s reservation of its right to increase the current SecurePay fee for existing riders, which is not being exercised at this time.

4.                                       Comment:  In the beginning of the Summary, please include disclosure to the effect that the Registrant’s obligations under the Contract are backed solely by the claims paying ability of the insurance company, and that the Contract owner must look to the strength of the insurance company with regard to such obligations.

Response:  The Company has revised the Summary to include disclosure regarding its obligations under the Contract, including that such obligations are backed solely by the claims paying ability of the Company, and that the Contract owner must look to the strength of the insurance company with regard to such obligations.

5.                                       Comment:  The first sentence in the Dollar Cost Averaging section of the prospectus states that the Contract owner may instruct the company to transfer specified amounts from a DCA

Account to any Sub-Account.  Please clarify in this paragraph whether a Contract owner also may transfer amounts from the Fixed Account (as stated in “Limitations on Transfers” at p. 31).

Response:  The Company has revised the entire discussion of dollar cost averaging in order to clarify the use of DCA Accounts and the Fixed Account.

6.                                       Comment:  Please clarify in the section on Surrenders and Withdrawals on page 34 that surrender charges may apply.

Response:   The Company has clarified in the Surrenders and Withdrawals section of the prospectus that a surrender charge may apply.

7.                                       Comment:  SecurePay Highest Quarterly Value (p. 50):  The second sentence in the bolded paragraph at the middle of the page appears to be a sentence fragment.  Please review and revise as necessary.

Response:  The Company has revised the discussion to eliminate the fragment.

8.                                       Comment:  Please clarify the effect of the pro-rata implementation of the surrender charge on pages 69 and 70 of the prospectus, and provide an illustration of this approach.

Response:  The surrender charge calculation on pages 69 and 70 has been revised to clarify the effect of the pro-rata implementation of the surrender charge. In addition, the example in Appendix B of the prospectus has also been revised.

9.                                       Comment:  Please provide Tandy representations with regard to the filing.

Response: The Company acknowledges that, with respect to the above-referenced filing:

•                  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                  the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3

*      *      *

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at 202.383.0717 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with the Amendment.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

cc: Elisabeth Bentzinger

4

Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes the Protective Dimensions Variable Annuity Contract, an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

You generally may allocate your investment in the Contract to the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Protective Variable Annuity Separate Account. If you purchase a SecurePay rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”) The Sub-Accounts invest in the following Funds:

American Funds Insurance Series

Asset Allocation Fund-SC

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Van Kampen V.I. Balanced Risk Allocation Fund, Class II

Invesco Van Kampen V.I. Comstock Fund, Class II

Invesco Van Kampen V.I. Equity and Income Fund, Class II

Invesco V.I. Government Securities Fund, Class II

Invesco Van Kampen V.I. Growth and Income Fund, Class II

Invesco Van Kampen V.I. Mid Cap Growth Fund, Class II

Invesco Van Kampen V.I. Mid Cap Value Fund, Class II

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio-SC`2

VIP Index 500-SC2

VIP Investment Grade Bond Portfolio-SC2

VIP MidCap Portfolio-SC2

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

Franklin Income Securities Fund, Class 2

Franklin Rising Dividends Securities Fund, Class 2

Franklin Small-Mid Cap Growth Securities Fund, Class 2

Franklin Small Cap Value Securities Fund, Class 2

Franklin U.S. Government Fund, Class 2

Mutual Shares Securities Fund, Class 2

Templeton Foreign Securities Fund, Class 2

Templeton Global Bond Securities Fund, Class 2

Templeton Growth Securities Fund, Class 2

Goldman Sachs Variable Insurance Trust

Strategic Growth Fund, Service Class

Large Cap Value Fund, Service Class

Growth Opportunities Fund, Service Class

MidCap Value Fund, Service Class

Strategic International Equity Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Mid Cap Core Fund, Class II

ClearBridge Small Cap Growth Fund, Class II

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio

Capital Structure Portfolio

Bond-Debenture Portfolio

Growth and Income Portfolio

Growth Opportunities Portfolio

International Opportunities Portfolio

Classic Stock Portfolio

Mid-Cap Value Portfolio

MFS® Variable Insurance TrustSM

Growth Series-SS

Investors Growth Stock Series-SS

Investors Trust Series-SS

New Discovery Series-SS

Research Bond Series-SS

Research Series-SS

Total Return Series-SS

Utilities Series-SS

Value Series-SS

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA-SS

Global Securities Fund/VA-SS

Main Street Fund/VA-SS

Money Fund/VA

Global Strategic Income Fund/VA SS

PIMCO Variable Insurance Trust

Long-Term US Government Fund, Advisor Class

Low Duration Fund, Advisor Class

Real Return Fund, Advisor Class

Short-Term Fund, Advisor Class

Total Return Fund, Advisor Class

Royce Capital Fund

Micro-Cap Fund, Service Class

Small-Cap Fund, Service Class

The Universal Institutional Funds, Inc.

Global Real Estate Portfolio Class II

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

This Prospectus sets forth basic information about the Contract and the Variable Account that you should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information has the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

Please read this prospectus carefully. You should keep a copy for future reference.

The Protective Dimensions Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 1, 2012

PRO.DIMENSIONS.0512

DEFINITIONS

“We”, “us”, “our”, “Protective Life”, and “Company” refer to Protective Life Insurance Company. “You”, “your” and “Owner” refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account before the Annuity Date.

Administrative Office:  Protective Life Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Annuity Date: The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option: The payout option under which the Company makes annuity income payments.

Annuity Value: The amount we apply to the Annuity Option you have selected.

Assumed Investment Return: The assumed annual rate of return used to calculate the amount of the variable income payments.

Code: The Internal Revenue Code of 1986, as amended.

Contract: The Protective Dimensions Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary: The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value: Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year: Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

DCA: Dollar cost averaging.

DCA Accounts:  A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Fixed Account.  A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund: Any investment portfolio in which a corresponding Sub-Account invests.

Guaranteed Account: The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option: Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account, the Fixed Account, and the DCA Accounts.

Issue Date: The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Monthly Anniversary Date: The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Purchase Payment: The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts: Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans: Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Sub-Account: A separate division of the Variable Account.

Valuation Day: Each day on which the New York Stock Exchange is open for business.

Valuation Period: The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

Variable Account: The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

Written Notice: A notice or request submitted in writing in a form satisfactory to the Company that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service.

SUMMARY

The Contract

What is the Protective Dimensions Variable Annuity Contract?	The Protective Dimensions Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See “The Contract.”)

What are the Company’s obligations under the Contract?

The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or a SecurePay rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

How may I purchase a Contract?

Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See “Distribution of the Contracts.”)

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See “Issuance of a Contract.”)

be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund’s refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Owner’s transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We also reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Dollar Cost Averaging

Before the Annuity Date, you may instruct us by Written Notice to transfer automatically on a monthly basis, specified amounts from a DCA Account to any Sub-Account of the Variable Account. This is known as the “dollar-cost averaging” method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

Dollar cost averaging transfers are made monthly; you may choose to make the transfers on the 1st through the 28th day of each month. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to restrict the Subaccounts into which you may make DCA transfers or discontinue dollar cost averaging upon written notice to the Owner.

In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

If you select a SecurePay rider, you may allocate your Purchase Payments to a DCA Account only; your dollar-cost averaging transfers from these Accounts must be allocated, however, in accordance with our Allocation Guidelines and Restrictions. You may not allocate Purchase Payments to the Fixed

Account if you select a SecurePay rider (See “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”)

Transfers from the DCA Accounts. If you allocate a Purchase Payment to one of the DCA Accounts, you must include instructions regarding the day of the month on which the transfers should be made, the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Currently, the maximum period for dollar cost averaging from the DCA Account 1 is six months and from the DCA Account 2 is twelve months. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Account. The periodic amount transferred from a DCA Account will be equal to the Purchase Payment allocated to the DCA Account divided by the number of dollar cost averaging transfers to be made.

The interest rates on the DCA Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Account will be substantially less than the amount that would have been paid if the full Purchase Payment remained in the DCA Account for the full period. Interest credited will be transferred from the DCA Account after the last dollar cost averaging transfer.

We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time.

Transfers from the Fixed Account. You may also establish dollar-cost averaging transfers from the Fixed Account; the minimum period for dollar cost averaging transfers from the Fixed Account is twelve months. If you wish to establish dollar-cost averaging transfers from the Fixed Account you must include instructions regarding the day of the month on which the transfers should be made, the amount of the transfers (you must transfer the same amount each time), the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Portfolio Rebalancing

Prior to the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts (“portfolio rebalancing”). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Withdrawals

Any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under a SecurePay rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59 1/2. (See “TAXATION OF ANNUITIES IN GENERAL — Taxation of Withdrawals and Surrenders.”) A surrender charge may also apply to surrenders and withdrawals under the Contract. (See “Charges and Deductions”.) A surrender value may be available under certain Annuity Options. (See “ANNUITY PAYMENTS — Annuity Options.”) In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request. (See “SUSPENSION OR DELAY IN PAYMENTS.”)

Surrenders

At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value. To surrender your Contract, you must return it to us and make your surrender request either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept facsimile requests for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Withdrawals

Any time before the Annuity Date, you may request a withdrawal from your Contract provided the Contract Value remaining after the withdrawal is at least $5,000. If you request a withdrawal that would reduce your Contract Value below $5,000, then we will consider your request to be not in good order and will notify you that we will not process your request. Please note that if you select a SecurePay rider special withdrawal rules apply, especially on or after the Benefit Election Date. (See “Protected Lifetime Income Benefits (“SecurePay”) with RightTime® Option.”)

You may request a withdrawal by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you may also request a withdrawal by telephone. Withdrawals requested by telephone or facsimile are subject to limitations. Currently, we accept requests for withdrawals by telephone or facsimile for amounts not exceeding 25% of the Contract Value, up to a maximum of $50,000. For withdrawals in excess of 25% of the Contract Value and/or $50,000, we will only accept withdrawal requests by Written Notice. We may eliminate your ability to make withdrawals by telephone or facsimile or change the requirements for your ability to make withdrawal requests by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

You may specify the amount of the withdrawal to be made from each Investment Option. If you do not specify, or if the amount in the designated Investment Option(s) is inadequate to complete the request, we will withdraw the amount from each Investment Option based on the proportion that the value of each bears to the total Contract Value.

Surrender Value

The surrender value of any surrender request is equal to the Contract Value surrendered minus any applicable surrender charge, contract maintenance fee and premium tax. The amount we will pay you if you request a withdrawal depends on whether you request a “gross” withdrawal or a “net” withdrawal. For a “gross” withdrawal, this amount is equal to the Contract Value withdrawn minus any applicable surrender charge and premium tax. For a “net” withdrawal, this amount is equal to the Contract Value withdrawn less any premium tax (we will deduct the surrender charge from your remaining Contract Value after we process the withdrawal). See Charges and Deductions — Surrender Charge

On each Contract Anniversary, we may also increase the Benefit Base under the SecurePay rider and SecurePay FX rider (as described below).

Basic SecurePay Rider

Under the basic SecurePay rider, on each Contract Anniversary following the Rider Issue Date we will increase the Benefit Base to equal the “SecurePay Anniversary Value” if that value is higher than the Benefit Base. On each Contract Anniversary, the “SecurePay Anniversary Value” is equal to your Contract Value on that Contract Anniversary minus any Purchase Payments made two or more years after the Rider Issue Date. If we receive a withdrawal request on a Contract Anniversary, we will deduct the withdrawal from Contract Value before calculating the SecurePay Anniversary Value.

SecurePay FX Rider (Subject to State Approval)

Under the SecurePay FX rider, we will recalculate your Benefit Base on each Contract Anniversary following the Rider Issue Date to equal the greatest of:

(1)   the Benefit Base on that Contract Anniversary;

(2)   the SecurePay Highest Quarterly Value on that Contract Anniversary (described below); or

(3)   the SecurePay Roll-up Value on that Contract Anniversary (described below).

SecurePay Highest Quarterly Value.  On each “quarterly anniversary” following the Rider Issue Date, we calculate a “quarterly value.” Each quarterly value is equal to:

(a)          the Contract Value as of that quarterly anniversary; minus

(b)         Purchase Payments made two or more years following the Rider Issue Date.

(c)          reduced proportionately for withdrawals made since that quarterly anniversary. This means that we will reduce this amount for each such withdrawal in the same proportion that each withdrawal reduced the Contract Value as of the date we processed the withdrawal request.

The Highest Quarterly Value on any Contract Anniversary is the highest quarterly value calculated since the prior Contract Anniversary.

Note:  The “quarterly anniversary” is the same month and day as the Issue Date in each calendar quarter prior to the Annuity Date. If any quarterly anniversary is not a Valuation Day, we will calculate the SecurePay Highest Quarterly Value as of the next Valuation Period. If, however, a quarterly anniversary does not occur during a month, then we will calculate that quarterly value as of the prior Valuation Period.

SecurePay Roll-up Value.  On each Contract Anniversary during the “roll-up period” (as described below), we calculate the SecurePay Roll-up Value. The SecurePay Roll-up Value is equal to:

(a)          the most recently calculated Benefit Base prior to that Contract Anniversary; plus

(b)         the “roll-up percentage” multiplied by the Benefit Base on the previous Contract Anniversary, reduced proportionately for withdrawals made since that anniversary. This means that we will reduce this amount for each withdrawal made since the previous Contract Anniversary in the same proportion that each withdrawal reduced the Contract Value as of the date we processed the withdrawal request.

The roll-up percentage is based on the attained age of the Owner (or the younger of the two Owners) as of the Contract Anniversary for which the SecurePay Roll-up Value is being calculated, as follows:

Age of (Younger) Owner(s) on Contract Anniversary	Roll-Up Percentage
At least 55 but less than 75	5.00%
75 and older	6.00%

if the amount of such charges provides more than enough to cover such expenses, we will retain the excess. Protective Life does not currently believe that the surrender charges imposed will cover the expected costs of distributing the Contracts. Any shortfall will be made up from Protective Life’s general assets, which may include amounts derived from the mortality and expense risk charge.

If you elect a SecurePay rider, we impose a surrender charge on Excess Withdrawals but not on SecurePay Withdrawals. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”)

Free Withdrawal Amount

Each Contract Year you may withdraw a specified amount, called the “free withdrawal amount”, from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. Withdrawals, including withdrawals of the free withdrawal amount, may be subject to income taxation and may be subject to a 10% federal penalty tax if taken before the Owner reaches age 59 1/2. (See “Taxation of Annuities in General, Taxation of Withdrawals and Surrenders.”)

If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”)

Determining the Surrender Charge

The surrender charge is a percentage of the Purchase Payment(s) being withdrawn. The charge for each Purchase Payment decreases as the Purchase Payment gets older. The age of a Purchase Payment is measured from the date it is allocated to your Contract.

When you make a Purchase Payment, we assign that Purchase Payment to a specific Surrender Charge tier determined by reference to the tiered schedule set forth below. The Surrender Charge tier assigned to each Purchase Payment is determined by adding that Purchase Payment to all prior Purchase Payments applied to your Contract Value, as shown in the table below. Subsequent Purchase Payments do not change the Surrender Charge tier assigned to any prior Purchase Payment, with one exception: we will add together all Purchase Payments received within 90 days of the Issue Date for the purpose of determining the Surrender Charge tier assigned to each of them.

Surrender Charge Percentages Table

Current Purchase Payment Plus All Prior	Number of Complete Years Elapsed Between the Date the Purchase Payment was Applied to the Contract and the Withdrawal or Surrender Date
Purchase Payments Applied to the Contract	0	1	2	3	4	5	6	7+]
Less than $50,000	7.0%	6.0%	6.0%	5.0%	4.0%	3.0%	2.0%	0%
At least $50,000 but less than $100,000	6.0%	5.0%	5.0%	4.0%	3.0%	2.0%	1.0%	0%
At least $100,000 but less than $250,000	5.0%	4.0%	4.0%	3.0%	2.0%	2.0%	1.0%	0%
At least $250,000 but less than $500,000	4.0%	3.0%	3.0%	2.0%	2.0%	1.0%	1.0%	0%
At least $500,000 but less than $1,000,000	3.0%	2.0%	2.0%	2.0%	1.0%	1.0%	0.5%	0%
$1,000,000 or more	2.0%	1.0%	1.0%	1.0%	1.0%	0.5%	0.5%	0%

We calculate the surrender charge in the following manner:

1.               We deduct any available free withdrawal amount from the requested withdrawal amount;

2.               We allocate any withdrawal amount in excess of any free withdrawal amount to Purchase Payments (or portions of Purchase Payments) not previously assessed a surrender charge on a “first-in, first-out” (FIFO) basis; and

3.               If there is still a portion of the withdrawal amount that has not been allocated (which may occur if the amount withdrawn exceeds the free withdrawal amount plus Purchase Payments not previously assessed a surrender charge, for example, if there has been gain in the Contract Value since the previous Contract Anniversary), the we will allocate any remaining amount pro-rata to such Purchase Payments.

The surrender charge is the total of each of these allocated amounts multiplied by its applicable surrender charge percentage, as shown above. If at the time of withdrawal, all Purchase Payments have already been withdrawn from the Contract, then we will apply the surrender charge percentage associated with the most recent Purchase Payment we accepted to the amount withdrawn (in excess of any free withdrawal amount).

Refer to Appendix B for an example of how the surrender charge is calculated.

We will monitor the amount of the surrender charge we assess such that the amount of any surrender charge we impose, when added to any Premium Based Charge and surrender charge previously paid on the Contract, will not exceed nine percent (9%) of aggregate Purchase Payments made to date for your Contract.

Waiver of Surrender Charges

We will waive any applicable surrender charge if, at any time after the first Contract Year:

(1)          you are first diagnosed as having a terminal illness by a physician who is not related to you or the Annuitant; or,

(2)          you enter, for a period of at least ninety (90) days, a facility which is both

(a)          licensed by the state or operated pursuant to state law; and

(b)         qualified as a skilled nursing home facility under Medicare or Medicaid.

The term “terminal illness” means that you are diagnosed as having a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in your death in 12 months or less. A “physician” is a medical doctor licensed by a state’s Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license. You must submit written proof satisfactory to us of a terminal illness or nursing home confinement. We reserve the right to require an examination by a physician of our choice at our expense.

Once we have granted the waiver of surrender charges under the provision described above, no surrender charges will apply to the Contract in the future and we will accept no additional Purchase Payments. If any Owner is not an individual, the waiver of surrender charge provisions described above will apply to the Annuitant. For a period of one year after any change of ownership involving a natural person, we will not waive the surrender charges under the provision described above.

It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See “Federal Tax Matters.”)

We may decrease or waive surrender charges on Contracts issued to a trustee, employer or similar entity pursuant to a retirement plan or when sales are made in a similar arrangement where offering the Contracts to a group of individuals under such a program results in savings of sales expenses. We will determine the entitlement to such a reduction in surrender charge.

APPENDIX B

EXAMPLE OF SURRENDER CHARGE CALCULATION

The purpose of the following example is to illustrate the surrender charges under the Contract. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Within certain time limits, we deduct a surrender charge from your Contract Value when you make a surrender or withdrawal before the Annuity Date or when you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. We do not apply the surrender charge to the payment of a death benefit or when we apply your Annuity Value to an Annuity Option.

Each Contract Year you may withdraw a specified amount, called the “free withdrawal amount”, from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See “Protected Lifetime Income Benefits (“SecurePay”) With RightTime® Option.”)

Surrender charges are applied to Contract Value withdrawn or surrendered according to the table below:

Surrender Charge Percentages Table

Current Purchase Payment Plus All Prior Purchase Payments Applied to the Contract	Number of Complete Years Elapsed Between the Date the Purchase Payment was Applied to the Contract and the Withdrawal or Surrender Date
	0	1	2	3	4	5	6	7+
Less than $50,000	7.0%	6.0%	6.0%	5.0%	4.0%	3.0%	2.0%	0%
At least $50,000 but less than $100,000	6.0%	5.0%	5.0%	4.0%	3.0%	2.0%	1.0%	0%
At least $100,000 but less than $250,000	5.0%	4.0%	4.0%	3.0%	2.0%	2.0%	1.0%	0%
At least $250,000 but less than $500,000	4.0%	3.0%	3.0%	2.0%	2.0%	1.0%	1.0%	0%
At least $500,000 but less than $1,000,000	3.0%	2.0%	2.0%	2.0%	1.0%	1.0%	0.5%	0%
$1,000,000 or more	2.0%	1.0%	1.0%	1.0%	1.0%	0.5%	0.5%	0%

Assume an initial Purchase Payment of $95,000 is made on the Issue Date, followed by a subsequent Purchase Payment of $80,000 made 2 months later. Then 3 years after the Issue Date, assume another Purchase Payment of $75,000 is made. Assume Contract Value is $270,000 on the fourth Contract Anniversary, and $260,000 on the fifth Contract Anniversary.

During the fifth Contract Year, when the Contract Value has increased to $315,000, a withdrawal of $50,000 is requested. On the sixth Contract Anniversary, when the Contract Value is $305,400, a full surrender is requested.

The following table outlines the steps we take to determine the surrender charge for the $50,000 withdrawal and for the $305,400 full surrender:

Step	$50,000 Withdrawal	$305,400 Full Surrender

(i)    Determination of free withdrawal amount – greatest of:

(1)   Earnings in your Contract as of the prior Contract Anniversary

(2)   10% of your cumulative Purchase Payments as of the prior Contract Anniversary

(3)   10% of the Contract Value as of the prior Contract Anniversary.

Greatest of:

(1)   Earnings = Contract Value – total net Purchase Payments

Earnings = $270,000 – $250,000 = $20,000

(2)   10% * $250,000 = $25,000

(3)   10% * $270,000 = $27,000

Greatest value is (3), or $27,000

Greatest of:

(1)   Earnings = Contract Value – total net Purchase Payments

Earnings = $260,000 – $227,000 = $33,000

(2)   10% * $250,000 = $25,000

(3)   10% * $260,000 = $26,000

Greatest value is (1), or $33,000

(ii) Amount subject to surrender charge: Requested amount less amount from step (i)	$50,000 – $27,000 = $23,000	$305,400 – $33,000 = $272,400

Step	$50,000 Withdrawal	$305,400 Full Surrender

(iii)  Applicable surrender charge percentage based on the aggregate Purchase Payments and the number of full years that have passed:

NOTE: Withdrawals come from earliest Purchase Payment first (FIFO)

NOTE: We will add together all Purchase Payments received within 90 days of the Issue Date for the purpose of determining the surrender charge tier assigned to each of them.

•      $23,000 withdrawal comes from $95,000 Purchase Payment

•      4 full years have elapsed since Purchase Payment

•      $175,000 of Purchase Payments were made in the first 90 days

Surrender charge percentage = 2%

•      Since $23,000 was withdrawn from the first Purchase Payment of $95,000, $72,000 ($95,000 – $23,000) is allocated to the initial Purchase Payment

•      6 full years have elapsed since the first Purchase Payment

•      $175,000 of Purchase Payments were made in the first 90 days

Surrender charge percentage = 1%

•      Since the second Purchase Payment was $80,000, the entire $80,000 is allocated to the second Purchase Payment

•      5 full years have elapsed since the second Purchase Payment

•      $175,000 of Purchase Payments were made in the first 90 days

Surrender charge percentage = 2%

•      Since the third Purchase Payment was $75,000, the entire $75,000 is allocated to the third Purchase Payment

•      3 full years have elapsed since the third Purchase Payment

•      At the time the third Purchase Payment was made, cumulative Purchase Payments made = $250,000 so this band is used for determination of the surrender charge

Surrender charge percentage = 2%

•      Allocating the surrender amount to the three Purchase Payments covers only $227,000 of the eligible $272,400. So the remaining $45,400 must be allocated on a pro-rata basis to the remaining Purchase Payments:

•      $45,400 * ($72,000 / $227,000) = $14,400 (The first Purchase Payment has $86,400 ($72,000 + $14,400) allocated to it)

•      $45,400 * ($80,000 / $227,000) = $16,000 (The second Purchase Payment has $96,000 ($80,000 + $16,000) allocated to it)

•      $45,400 * ($75,000 / $227,000) = $15,000 (The third Purchase Payment has $90,000 ($75,000 + $15,000) allocated to it)

Step	$50,000 Withdrawal	$305,400 Full Surrender
(iv) Surrender charge: Step (ii) multiplied by step (iii)	$23,000 * 2% = $460	$86,400 * 1% = $864 $96,000 * 2% = $1,920 $90,000 * 2% = $1,800 $864 + $1,920 + $1,800 = $4,584